FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC BANK CANADA
THIRD QUARTER 2004 RESULTS - HIGHLIGHTS

  Net income was C$265 million for the nine months ended 30 September 2004, an increase of 16.7 per cent over the same period in 2003.

  Net income was C$84 million for the quarter ended 30 September 2004, an increase of 3.7 per cent over the third quarter of 2003.

  Return on average common equity was 19.0 per cent for the nine months ended 30 September 2004 and 16.4 per cent for the quarter ended 30 September 2004 compared with 19.3 per cent and 19.7 per cent, respectively, for the same periods in 2003.

  The cost:income ratio was 56.1 per cent for the nine months ended 30 September 2004 and 58.1 per cent for the quarter ended 30 September 2004.

  Total assets of C$42.3 billion at 30 September 2004 compared with C$37.0 billion at 30 September 2003.

  Total assets under administration were C$21.4 billion at 30 September 2004, of which C$16.2 billion were funds under management and C$5.2 billion were custody and administration accounts.

Financial Commentary

HSBC Bank Canada recorded net income of C$265 million for the nine months ended 30 September 2004, an increase of C$38 million, or 16.7 per cent, from C$227 million for the same period in 2003. Net income for the quarter ended 30 September 2004 was C$84 million, an increase of C$3 million, or 3.7 per cent, from C$81 million for the quarter ended 30 September 2003. Excluding a large securitisation gain in the third quarter of 2003, the increase would have been C$10 million, or 12.3 per cent. Net income year-to-date benefited from higher net interest income, lower provision for credit losses, increased fee income from client retail brokerage activities and a one-time change in accounting for mortgage loan prepayment fees. For the third quarter of 2004, net income benefited from higher net interest income and lower provision for loan losses, offset by higher salaries and benefits costs.

Commenting on the results, Lindsay Gordon, President and Chief Executive Officer, said: "Results for the quarter were satisfactory. The business continues to grow across all our customer groups, reflecting the balance in our operations. Net interest income is increasing with the growth in the business, however spreads are still low due to the low interest rate environment and competition. Fee income is benefiting from ongoing investment in the business and additional ways to add more value to the customer proposition. Credit losses remain stable given the favourable conditions in the overall market. As a result of the growth in our business, non-interest expenses have increased accordingly during the quarter.

"Our integration of Intesa Bank Canada is on track and we expect to complete outstanding tasks, with minimal impact to our customers, during the fourth quarter of 2004."

Net interest income

Net interest income for the nine months ended 30 September 2004 was C$667 million, including C$8 million from the former Intesa Bank Canada (Intesa), compared with C$652 million for the same period in 2003. For the quarter ended 30 September 2004, net interest income was C$230 million, with C$6 million from Intesa, compared with C$213 million for the same quarter in 2003. Net interest income in 2004 benefited from strong growth in assets across all customer groups. Despite some tightening of interest rates in Canada and the US during the third quarter of 2004, commercial loans continued to increase driven by the prospects of improving economic factors. The stronger economy and historically low borrowing costs in 2004 also continued to drive the increases in consumer loans and residential mortgages.

Net interest margins were negatively impacted by lower average interest rates in 2004 compared with 2003. The net interest margin, as a percentage of average interest earning assets, was 2.53 per cent for the nine months ended 30 September 2004 compared with 2.71 per cent for the same period in 2003. For the quarter ended 30 September 2004 the net interest margin was 2.51 per cent compared with 2.58 per cent for the same period in 2003. Competitive product pricing, particularly in personal financial services, continues to negatively impact net interest margins in the industry in Canada.

Other income

Other income was C$383 million for the nine months ended 30 September 2004 compared with C$328 million for the same period in 2003. For the quarter ended 30 September 2004, other income was C$126 million compared with C$121 million for the same quarter in 2003.

Credit fees, year-to-date, in 2004 were higher than in 2003 due to an increase in commercial lending activities as economic conditions improved. Capital market fees in 2004 were significantly higher than the comparative periods in 2003 due to higher retail brokerage commissions, which were driven by an overall increase in the average number of client retail equity trading transactions. However, fees from client transactions in the third quarter of 2004 were impacted due to uncertainty in the equity markets over this period resulting from geopolitical events and increasing oil prices. Investment administration fees continue to benefit from investment into the higher value wealth management products. Foreign exchange revenue in 2004 has benefited from continued volatility in foreign exchange rates, primarily between the Canadian and US dollars, which has increased customer activity. Securitisation income was lower in the third quarter of 2004 compared with last year as the prior year quarter included a C$11 million gain on sale of personal loans. Higher fees and income from merchant banking activities benefited other income in 2004 compared with the same periods in 2003.

Non-interest expenses

Non-interest expenses were C$589 million, including C$8 million from Intesa, for the nine months ended 30 September 2004 compared with C$543 million for the same period in 2003. For the quarter ended 30 September 2004 non-interest expenses were C$207 million, with C$6 million from Intesa, compared with C$183 million for the same quarter in 2003.

Salaries and benefits in 2004 were higher than comparative periods in 2003, and included C$4 million from Intesa year-to-date. Variable compensation costs increased due to higher capital market fees and other revenue-related compensation. In addition, 2004 was impacted by higher stock-based compensation, pension and employee benefits costs, including a year-to-date adjustment to pension costs in the third quarter. Business activity increased in 2004 resulting in higher other non-interest expenses, and administrative and technical services fees when compared with the same periods in 2003. These increased costs were partially offset by lower operating losses incurred in 2004.

Credit quality and provision for credit losses

The provision for credit losses was C$44 million for the nine months ended 30 September 2004 compared with C$53 million in the same period of 2003. For the quarter ended 30 September 2004 the provision for credit losses was C$10 million compared with C$14 million in the same period last year. The decrease in the year-to-date provision reflects the continuing improvement in the performance of the credit portfolio. There have been lower non-performing loans due to declining corporate default rates and improving economic conditions in Canada and the United States.

Gross impaired loans decreased C$31 million to C$190 million at 30 September 2004 compared with C$221 million at 30 September 2003. Total impaired loans, net of specific allowances, were C$108 million at 30 September 2004 compared with C$145 million at 30 September 2003. The general allowance for credit losses was C$273 million compared with C$254 million at 30 September 2003. The total allowance for credit losses, as a percentage of loans outstanding, was 1.25 per cent at 30 September 2004 compared with 1.31 per cent at 30 September 2003.

Balance sheet

Total assets at 30 September 2004 were C$42.3 billion, an increase of C$4.8 billion from C$37.5 billion at 31 December 2003 and an increase of C$5.3 billion from C$37.0 billion at 30 September 2003. The acquisition of Intesa in the second quarter of 2004 added approximately C$1.2 billion in assets. The underlying growth in assets during 2004 was strong due to improved economic factors, continued strong activity in the housing market and low interest rates. Commercial loans increased, excluding Intesa, by C$1.3 billion year-to-date and by C$0.2 billion for the quarter ended 30 September 2004. Total residential mortgages and consumer loans, excluding Intesa, grew by C$1.2 billion year-to-date and by C$0.6 billion for the quarter ended 30 September 2004.

Total deposits at 30 September 2004 were C$33.0 billion, an increase of C$3.7 billion from C$29.3 billion at 31 December 2003 and an increase of C$3.9 billion from C$29.1 billion at 30 September 2003. Commercial deposits increased, excluding Intesa, by C$2.7 billion year-to-date and by C$1.2 billion for the quarter ended 30 September 2004. Personal deposits, excluding Intesa, grew by C$0.4 billion year-to-date. For the quarter ended 30 September 2004, personal deposits decreased by C$0.1 billion due in part to the strengthening of the Canadian dollar against the US dollar and seasonality of deposit growth in the first half of the year. At constant exchange rates, personal deposits in the third quarter of 2004 would have increased by C$0.1 billion.

Total assets under administration

Funds under management were C$16.2 billion at 30 September 2004 compared with C$13.5 billion at the same time last year and C$15.8 billion at 30 June 2004. Year over year growth benefited from continued investments in our wealth management businesses and a general improvement in the equity markets. However, this was offset somewhat by the strengthening of the Canadian dollar relative to the US dollar over the same period.

During the quarter ended 30 September 2004, personal funds under management grew as a result of increased client acquisition. This was despite the strengthening of the Canadian dollar by 5.4 per cent relative to the US dollar over the third quarter of 2004. Institutional funds under management increased during the quarter as a result of new business acquisition. Including custody and administration balances, total assets under administration were C$21.4 billion compared with C$20.5 billion at 30 June 2004 and C$17.5 billion at 30 September 2003.

Capital ratios

The bank's tier 1 capital ratio was 8.7 per cent and the total capital ratio was 11.2 per cent at 30 September 2004. This compares with 8.3 per cent and 11.0 per cent, respectively, at 30 September 2003. The capital ratios improved due to a C$175 million issuance of common shares, partially to fund the acquisition of Intesa in June 2004. This was offset by payment of C$100 million in dividends on common shares in 2004.

Preferred share dividends

A regular dividend of 39.0625 cents per share, totalling C$2 million, has been declared on the Class 1 Preferred Shares - Series A. The dividend will be payable in cash on 30 December 2004, for shareholders of record on 15 December 2004.

About HSBC Bank Canada

HSBC Bank Canada (HSB.PR.A - TSX), a subsidiary of HSBC Holdings plc, has more than 170 offices. With about 10,000 offices in 76 countries and territories and assets of US$1,154 billion at 30 June 2004, the HSBC Group is one of the world's largest banking and financial services organisations. For more information about HSBC Bank Canada and its products and services, visit our website at hsbc.ca.

HSBC Bank Canada's third quarter 2004 report will be sent to shareholders during November 2004.

This document may contain forward-looking statements, including statements regarding the business and anticipated financial performance of HSBC Bank Canada. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation levels and general economic conditions in geographic areas where HSBC Bank Canada operates.

Summary
                                        Quarter ended               Nine months ended
Figures in C$ millions
  (except per share amounts)    30Sept04   30Jun04   30 Sept03    30 Sept04   30 Sept03

Earnings
Net income                            84        89          81          265         227
Basic earnings per share            0.17      0.18        0.17         0.54        0.47

Performance ratios (%)
Return on average common equity     16.4      19.7        19.7         19.0        19.3
Return on average assets            0.80      0.88        0.85         0.87        0.82
Net interest margin                 2.51      2.52        2.58         2.53        2.71
Cost:income ratio                   58.1      54.1        54.8         56.1        55.4
Other income:total income ratio     35.4      37.0        36.2         36.5        33.5

Credit information
Impaired loans                       190       232         221
Allowance for credit losses
  - Balance at end of period         355       359         330
  - As a percentage of
    impaired loans                   187%      155%        149%
  - As a percentage of
    loans outstanding               1.25%     1.30%       1.31%

Average balances
Assets                            40,925    39,650      36,874       39,552      36,253
Loans                             27,727    26,280      24,764       26,481      24,352
Deposits                          31,825    30,668      29,251       30,544      28,819
Common equity                      1,991     1,772       1,582        1,825       1,532

Capital ratios (%)
Tier 1                               8.7       8.7         8.3
Total capital                       11.2      11.2        11.0

Total assets under
  administration
Funds under management            16,220    15,761      13,455
Custodial and
  administration accounts          5,190     4,721       4,055
Total assets under
  administration                  21,410    20,482      17,510

Consolidated Statement of Income (Unaudited)
                                    Quarter ended                Nine months ended
Figures in C$ millions
  (except per share amounts)   30Sept04   30Jun04    30Sept03    30Sept04    30Sept03

Interest and dividend income
Loans                               352       338         347       1,030       1,032
Securities                           20        19          22          60          79
Deposits with regulated
  financial institutions             17        12          14          43          41
Total interest income               389       369         383       1,133       1,152

Interest expense
Deposits                            150       140         161         440         473
Debentures                            9         8           9          26          27
Total interest expense              159       148         170         466         500

Net interest income                 230       221         213         667         652

Provision for credit losses          10        20          14          44          53
Net interest income after
  provision for credit
  losses                            220       201         199         623         599

Other income
Deposit and payment service
  charges                            20        21          20          61          60
Credit fees                          21        21          18          60          51
Capital market fees                  21        25          26          78          64
Investment administrationfees        16        15          13          45          39
Foreign exchange                     16        17          15          50          44
Trade finance                         8         8           7          22          20
Trading revenue                       4         4           3          10           8
Securitisation income                 6         9          16          21          24
Other                                14        10           3          36          18
Total other income                  126       130         121         383         328

Net interest and other income       346       331         320       1,006         927

Non-interest expenses
Salaries and employee benefits      113       103          94         316         272
Premises and equipment               26        26          27          79          83
Other                                68        61          62         194         188
Total non-interest expenses         207       190         183         589         543

Income before effect of
  accounting change                 139       141         137         417         384
Effect of accounting change           -         -           -          14           -
Income before provision and
  non-controlling interest in
  income of trust                   139       141         137         431         384
Provision for income taxes          (51)      (52)        (53)       (159)       (147)
Non-controlling interest
  in income of trust                 (4)       (4)         (4)        (12)        (12)
Income from continuing
  operations                         84        85          80         260         225
Income from discontinued
  operations                          -         4           1           5           2
Net income                           84        89          81          265        227
Preferred share dividends             2         2           2            6          6
Net income attributable
  to common shares                   82        87          79          259        221

Average common shares
  outstanding (000)             488,668   475,591     471,168      478,513    471,168

Basic earnings per
  share (C$)                       0.17      0.18        0.17         0.54       0.47

Condensed Consolidated Balance Sheet (Unaudited)
Figures in C$ millions          At 30Sept04   At 31Dec03   At 30Sept03

Assets
Cash and deposits with Bank of
  Canada                                297          256           353
Deposits with regulated
  financial institutions              4,123        3,373         3,718
                                      4,420        3,629         4,071

Investment securities                 2,023        2,234         2,326
Trading securities                      966          642           768
                                      2,989        2,876         3,094

Assets purchased under
  reverse repurchase agreements       2,002        1,572         1,020

Loans
- Businesses and government          13,230       11,664        11,954
- Residential mortgage               11,835       10,880        10,708
- Consumer                            3,320        2,702         2,588
- Allowance for credit losses          (355)        (313)         (330)
                                     28,030       24,933        24,920

Customers' liability under
  acceptances                         3,560        3,247         2,926
Land, buildings and equipment            95          111           102
Other assets                          1,209        1,141           898
                                      4,864        4,499         3,926
Total assets                         42,305       37,509        37,031

Liabilities and shareholders'
  equity
Deposits
- Regulated financial
  institutions                          594          641           749
- Individuals                        14,822       13,924        13,993
- Businesses and governments         17,595       14,774        14,338
                                     33,011       29,339        29,080

Subordinated debentures                 501          504           509

Acceptances                           3,560        3,247         2,926
Assets sold under repurchase
  agreements                            119           30           120
Other liabilities                     2,725        2,340         2,420
Non-controlling interest in
  trust and subsidiary                  230          230           230
                                      6,634        5,847         5,696
Shareholders' equity
- Preferred shares                      125          125           125
- Common shares                       1,125          950           950
- Contributed surplus                   175          169           167
- Retained earnings                     734          575           504
                                      2,159        1,819         1,746
Total liabilities and
  shareholders' equity               42,305       37,509        37,031

Condensed Consolidated Statement of Cash Flows (Unaudited)
                                  Quarter ended               Nine months ended
Figures in C$ millions     30Sept04   30Jun04    30Sept03    30Sept04    30Sept03

Cash flows (used in)
  /provided by:
- Operating activities          (28)      (42)       (202)        356         860
- Financing activities          841     1,390         908       2,823         644
- Investing activities         (641)   (1,297)       (422)     (2,772)     (1,324)

Increase in cash and
  cash equivalents              172        51         284         407         180
Cash and cash equivalents,
  beginning of period         3,684     3,633       3,533       3,449       3,637
Cash and cash equivalents,
  end of period               3,856     3,684       3,817       3,856       3,817

Represented by:
- Cash resources per
  balance sheet               4,420     4,384       4,071
- less non-operating
  deposits ^                   (564)     (700)       (254)
- Cash and cash equivalents,
  end of period               3,856     3,684       3,817

^ Non operating deposits are comprised primarily of cash which reprices after 90 days and cash restricted for recourse on securitization transactions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: October 26, 2004